SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2026

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

•	Eni: filed slates for the renewal of the corporate bodies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Giulia Saba
Name: Giulia Saba
Title: Head of Corporate
Secretary’s Staff Office

Date: April 13, 2026

Eni: filed slates for the renewal of the corporate bodies

Rome, 13 April 2026 - Eni informs that, in view of the renewal of the corporate bodies on the agenda of the Shareholders' Meeting called on 6 May 2026, on single call, the following slates have been filed within the time limit provided by the law.

1) Slates of the Shareholder Ministry of Economy and Finance (MEF), holder of 2.166% of the share capital of Eni1.

a) for the Board of Directors:

1. Giuseppina Di Foggia (*)

2. Claudio Descalzi

3. Cristina Sgubin (*)

4. Matteo Petrella (*)

5. Benedetta Fiorini (*)

6. Stefano Cappiello (*).

b) for the Board of Statutory Auditors:

Section I - Standing Statutory Auditors

1. Marcella Caradonna (*)

2. Mauro Zanin (*)

3. Andrea Parolini (*).

Section II - Alternate Statutory Auditors

1. Giulia De Martino (*).

The Shareholder MEF proposes to elect Giuseppina Di Foggia as Chair of the Board of Directors (item 6 of the agenda).

1 MEF also owns, through Cassa Depositi e Prestiti S.p.A., a further 30.918% stake, for a total of 33.084% of the share capital.

2) Slates of a group of Shareholders composed of asset management companies and other institutional investors, holders of a total of about 0.92% of the share capital of Eni.

a) for the Board of Directors:

1. Raphael Louis L. Vermeir (*)

2. Carolyn Adele Dittmeier (*)

3. Massimo Belcredi (*).

b) for the Board of Statutory Auditors:

Section I - Standing Statutory Auditors

1. Francesco Fallacara (*)

2. Maria Francesca Talamonti (*).

Section II - Alternate Statutory Auditors

1.	Nadia Fontana (*).

The aforementioned shareholders propose to elect Francesco Fallacara as Chair of the Board of Statutory Auditors (item 9 of the agenda).

3) Slate for the Board of Directors of the Shareholder Romano Minozzi and his subsidiaries, that have declared to hold 3.27% of the share capital of Eni.

1. Emma Marcegaglia (*)

2. Veronica Squinzi (*).

With reference to the further items on the agenda of the aforementioned Eni Shareholders’ Meeting relating to the renewal of the Board of Directors and of the Statutory Auditors:

-	as to the remuneration of the Chair of the Board of Directors and the Directors (item 7 of the agenda), the Shareholder MEF proposes to maintain those of the current mandate;

-	as to the remuneration of the Chair of the Board of Statutory Auditors and the Standing Statutory Auditors (item 10 of the agenda), the Shareholder MEF proposes to maintain those of the current mandate.

The slates, together with the relevant supporting documentation, will be made available at the Company’s Registered Office in Rome, Piazzale Enrico Mattei, 1, on the Company’s website (www.eni.com, Governance/Shareholders’ Meeting 2026 section), at Borsa Italiana and on the centralized storage device authorised by Consob called "1Info", which can be consulted on the website www.1info.it, as provided by the law.

(*) Candidate who declared to hold the independence requirements provided by the law (Article 148 of the Consolidated Law on Finance), and by the Corporate Governance Code for listed companies.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com